Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – expressed in thousands of Canadian dollars)

c
	Note	September 30, 2022	December 31, 2021
ASSETS

Current
Cash and cash equivalents		$27,189	$40,313
Marketable securities	8	809	840
Receivables	5, 10	5,147	7,254
Prepaid expenses		1,419	5,789
Asset held for sale	7	17,500	—

		52,064	54,196
Marketable securities	8	—	4,252
Deposits		1,850	2,208
Exploration and evaluation interests	7	86,894	75,531
Capital assets	9	18,004	18,775

Total assets		$158,812	$154,962

LIABILITIES
Current
Accounts payable and accrued liabilities		$20,637	$12,537
Current portion of lease liability		489	494
Flow-through share premium liability	11	252	12,413

		21,378	25,444
Long-term lease liability		883	818
Provision for closure and reclamation		3,359	5,151

Total liabilities		25,620	31,413
SHAREHOLDERS’ EQUITY

Capital stock	12	448,891	361,982
Reserves	12	35,823	40,608
Deficit		(351,522)	(279,041)

Total shareholders’ equity		133,192	123,549

Total liabilities and shareholders’ equity		$158,812	$154,962

NATURE OF OPERATIONS (NOTE 1)

COMMITMENT AND CONTINGENCIES (NOTE 14)

SUBSEQUENT EVENTS (NOTE 7 and 15)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed “Craig Parry”	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited – expressed in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended		For the nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Accretion		$17	$14	$51	$77
Administrative salaries	10	1,682	506	3,454	1,726
Communications		510	582	1,712	1,153
Consulting		217	275	471	2,165
Depreciation	9	71	67	215	248
Exploration and evaluation	7	28,985	24,291	71,944	77,099
Flow-through share premium recovery	11	(5,956)	(950)	(13,070)	(8,981)
Insurance		488	110	1,499	326
Interest income		(130)	(53)	(276)	(185)
Loss (gain) on marketable securities	8	(192)	1,554	(963)	(172)
Office and administration		243	243	604	586
Professional fees	10	646	491	1,284	1,277
Share-based payments	10, 12	1,965	1,631	5,037	9,092
Transfer agent and listing fees		159	141	361	386
Travel		73	17	158	18

Net loss and comprehensive loss for the period		$(28,778)	$(28,919)	$(72,481)	$(84,815)

Loss per share – basic and diluted		$(0.41)	$(0.46)	$(1.06)	$(1.45)

Weighted average number of common shares outstanding – basic and diluted		70,227,095	62,553,242	68,384,529	58,601,099

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 3

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in thousands of Canadian dollars, except shares)

								Total
	Capital Stock		Reserves					Shareholders’
	(Note 12)		(Note 12)				Deficit	Equity
				Restricted Share	Investment
	Shares	Amount	Options	Units	Rights	Warrants
Balance, December 31, 2020	54,185,499	$241,340	$14,885	$—	$—	$14,200	$(161,474)	$108,951
Private placements	1,829,030	33,553	—	—	—	—	—	33,553
Bought deal offering	4,637,097	57,500	—	—	—	—	—	57,500
Share-based payments	—	—	11,070	—	—	—	—	11,070
Exercise of options	2,394,404	12,994	(4,929)	—	—	—	—	8,065
Tahltan Investment Rights	199,642	2,500	—	—	2,500	—	—	5,000
Share issue costs	—	(3,164)	—	—	—	—	—	(3,164)
Flow-through share premium	—	(10,489)	—	—	—	—	—	(10,489)
Loss for the period	—	—	—	—	—	—	(84,815)	(84,815)
Balance, September 30, 2021	63,245,672	$334,234	$21,026	$—	$2,500	$14,200	$(246,289)	$125,671

Balance, December 31, 2021	65,392,363	$361,982	$23,710	$198	$2,500	$14,200	$(279,041)	$123,549
Bought deal offering	5,702,479	34,500	—	—	—	—	—	34,500
Acquisition of QuestEx Gold & Copper Ltd.	1,082,553	9,528	267	—	—	61	—	9,856
Share-based payments	—	—	5,216	2,402	—	—	—	7,618
Exercise of options	459,919	3,631	(1,205)	—	—	—	—	2,426
Vesting of Restricted Share Units	48,074	200	—	(200)	—	—	—	—
Exercise of warrants	2,812,500	41,701	—	—	—	(11,326)	—	30,375
Share issue costs	—	(2,651)	—	—	—	—	—	(2,651)
Loss for the period	—	—	—	—	—	—	(72,481)	(72,481)
Balance, September 30, 2022	75,497,888	$448,891	$27,988	$2,400	$2,500	$2,935	$(351,522)	$133,192

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 4

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in thousands of Canadian dollars)

	For the nine months ended
	September 30,
	2022	2021
OPERATING ACTIVITIES
Loss for the period	$(72,481)	$(84,815)
Items not affecting cash
Accretion	55	140
Depreciation	1,330	1,419
Loss on sale of equipment	87	—
Flow-through share premium recovery	(13,070)	(8,981)
Realized gain on marketable securities	—	(892)
Unrealized (gain) loss on marketable securities	(963)	720
Share-based payments	7,619	11,070
Changes in non-cash operating working capital
Receivables	2,318	(2,661)
Prepaid expenses	4,413	18
Accounts payable and accrued liabilities	5,328	(3,221)
Net cash used in operating activities	(65,364)	(87,203)

INVESTING ACTIVITIES
Purchase of marketable securities	—	(3,415)
Proceeds from sale of marketable securities	—	1,256
Deposits refunded (paid)	583	(17)
Exploration and evaluation asset expenditures	(35)	(475)
Purchase of NSR royalty	(17,500)	—
Purchase of capital assets	(745)	(4,679)
Proceeds from disposal of capital assets	255	36
Consideration paid on acquisition of QuestEx Gold & Copper Ltd.	(18,749)	—
Transaction costs on acquisition of QuestEx Gold & Copper Ltd.	(889)	—
Cash acquired on acquisition of QuestEx Gold & Copper Ltd.	5,037	—
Proceeds from sale of assets acquired from QuestEx Gold & Copper Ltd.	19,341	—
Net cash used in investing activities	(12,702)	(7,294)

FINANCING ACTIVITIES
Lease payments	(260)	(1,268)
Private placements	—	33,553
Bought deal offering	34,500	57,500
Proceeds from issuance of Tahltan Investment Rights	—	5,000
Proceeds from warrant exercises	30,375	—
Proceeds from option exercises	2,426	8,065
Share issue costs	(2,099)	(3,164)
Net cash provided by financing activities	64,942	99,686

Change in cash and cash equivalents during the period	(13,124)	5,189
Cash and cash equivalents, beginning of the period	40,313	37,821

Cash and cash equivalents, end of the period	$27,189	$43,010

Cash and cash equivalents comprise:
Cash	$26,932	$25,781
Cash equivalents	257	17,229
Cash and cash equivalents, end of the period	$27,189	$43,010

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 13)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 5

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties focused in British Columbia. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company’s stock is trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at September 30, 2022, the Company has cash and cash equivalents of $27,189,000. Based on forecasted expenditures, this balance will be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operation), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary operating funds primarily through the issuance of shares, with construction financing anticipated to be provided through a combination of debt, equity and other instruments at the appropriate time. There can be no guarantees that future equity financings will be available on acceptable terms or at all, in which case the Company may need to reduce or delay its longer-term exploration and evaluation plans.

On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx Gold & Copper Ltd. (“QuestEx”) (Note 6).

2.	BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full financial statements as at and for the year ended December 31, 2021.

Except as described in Note 3, the same accounting policies were used in the preparation of these unaudited condensed interim consolidated financial statements as for the most recent annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

The Board of Directors approved these unaudited condensed interim consolidated financial statements on November 10, 2022.

Condensed Interim Consolidated Financial Statements | 6

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2021, except for the following:

•	Fair values of exploration and evaluation assets acquired

The cost of acquiring exploration and evaluation assets is capitalized and represents their fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s mineral resources, including its exploration potential.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED

New accounting policies adopted on January 1, 2022

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and that the Company will be in compliance with all conditions associated with the grant. Grants relating to an expense item are recognized as deduction against the related expense over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Grants relating to an asset are deducted against the carrying amount of the asset and recognized in profit or loss over the life of the depreciable asset as a reduced depreciation expense.

New standards and interpretations adopted on January 1, 2022

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds Before Intended Use. The amendment prohibits deducting from the cost of mineral properties, plant and equipment, amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds, with both sales proceeds the related cost of sales recognized in profit or loss.

This amendment is effective for annual periods beginning on or after January 1, 2022. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

Condensed Interim Consolidated Financial Statements | 7

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED (continued)

New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current.  The amendments:

•	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period";
•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
•	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2023.  Earlier application is permitted. It is anticipated that the adoption of this amendment in the future will have no material impact on the financial statements.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are comprised of the following:

Financial Instrument	Category	September 30, 2022	December 31, 2021
Cash and cash equivalents	Amortized cost	$27,189	$40,313
Marketable securities	Fair value through profit or loss	$809	$5,092
Receivables	Amortized cost	$26	$56
Accounts payable	Amortized cost	$15,851	$10,950

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The carrying values of the Company’s cash and cash equivalents, receivables and accounts payable approximate their fair values due to the short-term nature of these instruments. Marketable securities are measured using Level 1 inputs.

There were no amounts transferred between levels of the fair value hierarchy during the nine months ended September 30, 2022.

Condensed Interim Consolidated Financial Statements | 8

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9, Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at September 30, 2022, the Company is exposed to market risk on its marketable securities. A 10% change in the share price of the Company’s marketable securities at September 30, 2022 (Note 8) would result in an $81,000 change to the carrying value of the Company’s marketable securities and a change of the same amount to the Company’s unrealized gain on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. In order to ensure that it will have sufficient cash to meet liabilities when due, the Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

To protect the Company from unexpected remediation costs and to comply with the requirements of the Mines Act (British Columbia), a reclamation security has been provided to The Ministry of Energy and Mines in the form of a surety bond. The Company has provided surety covering a total $15,970,000 of reclamation security at September 30, 2022 (December 31, 2021 – $15,970,000).

Liabilities presented as accounts payable and accrued liabilities are generally due within 90 days of September 30, 2022.

Other risks

COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations. Measures taken to contain the spread of the virus have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions.

Condensed Interim Consolidated Financial Statements | 9

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Other risks (continued)

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia. Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including, but not limited to, financials, energy, metals and mining. Accordingly, the actions discussed above and potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, either in specific sectors or more broadly.

To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. Additionally, in 2021 and the nine months ended September 30, 2022, operations have experienced higher inflation on material inputs. The duration and impact of the COVID-19 pandemic and Russia's military action against Ukraine, as well as the effectiveness of government and central bank responses, remain unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

5.	RECEIVABLES

Receivables are comprised of the following:

	September 30, 2022	December 31, 2021
Mineral Exploration Tax Credit (“METC”)	$3,156	$3,793
Goods and services tax	1,403	3,405
PST Rebate	563	—
Other (Note 10)	25	56
Total	$5,147	$7,254

During the nine months ended September 30, 2022, the Company applied for BC Provincial Sales Tax ("PST") Rebate on Select Machinery and Equipment ("PST Rebate") for $563,000, a temporary program that allowed corporations to receive a refund of the PST paid between September 17, 2020 and March 31, 2022 to help corporations recover from the financial impacts of COVID-19. Accordingly, the Company recognized the PST Rebate as a reduction in capital assets of $137,000 (Note 9) and expenses of $426,000.

6.	TRANSACTIONS WITH QUESTEX AND NEWMONT CORPORATION

QuestEx was an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects included KSP, Kingpin, Sofia, Heart Peaks, Castle, Moat, Coyote, and North ROK. On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx, pursuant to a court approved plan of arrangement (the "QuestEx Transaction") for $0.65 cash (the “Cash Consideration”) and 0.0367 of a Skeena common share for each QuestEx common share outstanding at closing (the “Exchange Ratio”). Skeena replacement options and warrants were also issued to the holders of QuestEx options and warrants.

Condensed Interim Consolidated Financial Statements | 10

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	TRANSACTIONS WITH QUESTEX AND NEWMONT CORPORATION (continued)

The QuestEx Transaction has been accounted for as an asset acquisition, as QuestEx did not meet the definition of a business under the parameters of IFRS 3, Business Combinations.

The following summarizes the consideration paid and allocation to the net assets acquired from QuestEx at closing:

		Number of
Consideration paid	Note	Shares Issued	Amount
Cash paid	(i)	—	$18,749
Shares issued	(ii)	1,058,597	9,178
Promissory note issued to Newmont	(iii)	—	6,257
Replacement Options	(iv)	—	267
Replacement Warrants	(v)	—	61
QuestEx shares held by Skeena prior to QuestEx Transaction (Note 8)	(vi)	—	5,499
Transaction costs	(vii)	23,956	1,239
Total		1,082,553	$41,250

Net assets (liabilities) acquired	Amount
Cash	$5,037
Marketable securities	253
Receivables	74
Prepaid expenses	43
Reclamation deposits	225
Exploration and evaluation assets	38,718
Accounts payable and accrued liabilities	(2,191)
Flow-through share premium liability	(909)
Total	$41,250

(i)

Cash paid was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and Newmont at June 1, 2022 per Notes (vi) and (iii) below, respectively.

(ii)

The number of Skeena common shares issued was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and Newmont at June 1, 2022 per Notes (vi) and (iii) below. The value of the share consideration was based on the market price of Skeena’s common shares on the TSX at the closing of the QuestEx Transaction.

(iii)

The Company issued a promissory note to Newmont in lieu of the cash and share consideration payable relating to QuestEx common shares held by Newmont. The promissory note did not bear any interest and was applied against the consideration due from Newmont pursuant to the Newmont Transaction.

(iv)

Skeena granted 77,158 Replacement Options based upon 2,102,676 outstanding options of QuestEx at June 1, 2022. The Replacement Options were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 2.7 years, annualized volatility of 60%, dividend rate of 0% and risk-free interest rate of 2.78%.

Condensed Interim Consolidated Financial Statements | 11

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	TRANSACTIONS WITH QUESTEX AND NEWMONT CORPORATION (continued)

(v)

Skeena issued 150,691 Replacement Warrants based upon 4,107,557 outstanding warrants of QuestEx at June 1, 2022. The Replacement Warrants were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 0.3 years, annualized volatility of 35%, dividend rate of 0% and risk-free interest rate of 2.74%.

(vi)	As at June 1, 2022, Skeena held 5,668,642 common shares of QuestEx with a fair market value of $5,499,000 (Note 8).
(vii)

Transaction costs included $350,000 in Skeena common shares issued on the closing of the QuestEx Transaction and Newmont Transaction. Pursuant to the agreement with the advisor, the number of common shares issued was based upon the closing price of Skeena’s common shares on the TSX on March 29, 2022.

Immediately following the QuestEx Transaction, on June 1, 2022, Skeena sold certain QuestEx properties, including Heart Peaks, Castle, Moat, Coyote, and North ROK properties, and related assets (collectively, the "Northern Properties"), to an affiliate of Newmont Corporation ("Newmont") via an asset purchase agreement for total consideration of $25,598,000 (the "Newmont Transaction"). Of the consideration totaling $25,598,000, the Company received $19,341,000, with the remaining $6,257,000 applied to settle the outstanding Promissory Note. After the closing of the Newmont Transaction, the fair value of the exploration and evaluation assets retained by Skeena amount to $13,120,000 (Note 7).

7.	EXPLORATION AND EVALUATION INTERESTS

Eskay Creek Property, British Columbia, Canada

On October 2, 2020, Skeena completed the acquisition of the Eskay Creek property (“Eskay”) from a subsidiary of Barrick Gold Corporation (“Barrick”). Eskay consists of eight mineral leases, two surface leases and several unpatented mining claims totalling 6,151 hectares. Eskay was subject to a 1% net smelter return ("NSR") royalty, of which 0.5% of the NSR royalty could be purchased for $17,500,000 during the 24-month period after closing (the "Barrick NSR"). On September 23, 2022, Skeena purchased the Barrick NSR for cash consideration of $17,500,000.

Franco-Nevada Corporation ("Franco-Nevada") has a right of first refusal over the sale of the Barrick NSR (the "ROFR"). The ROFR will be subject to a competitive auction process conducted by Skeena, in which Franco-Nevada will participate, prior to October 2, 2023. If Skeena has not sold the Barrick NSR to Franco-Nevada or a third party by October 2, 2023, Franco-Nevada will have the right to purchase the Barrick NSR for $22,500,000 for a period of 30 days. As at September 30, 2022, Skeena was beginning the auction process. Accordingly, the Barrick NSR was classified as an asset held for sale.

KSP Property, British Columbia, Canada

On June 1, 2022, Skeena acquired the KSP property (“KSP”) upon its acquisition of QuestEx (Note 6).

Skeena holds a 100% interest in KSP, located to the southeast of the former Snip gold mine in the Golden Triangle of British Columbia. KSP is subject to a 2% NSR royalty, of which 1% of the NSR royalty can be purchased for $2,000,000 within 240 days of commercial production.

Condensed Interim Consolidated Financial Statements | 12

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	EXPLORATION AND EVALUATION INTERESTS (continued)

Kingpin Property, British Columbia, Canada

On June 1, 2022, Skeena acquired the Kingpin property (“Kingpin”) upon its acquisition of QuestEx (Note 6).

Skeena holds a 100% interest in Kingpin, located in the Golden Triangle of British Columbia, contiguous with and to the south of KSP. Kingpin is subject to a 2% NSR royalty, of which 1% of the NSR royalty can be purchased for $1,000,000 within 240 days of commercial production and the remaining 1% of the NSR royalty for $5,000,000 at any time thereafter.

Red Chris Properties, British Columbia, Canada

On August 3, 2022, the Company entered into an asset purchase agreement with Coast Copper Corp. ("Coast Copper") whereby the Company will pay $3,000,000, in six equal payments of $250,000 in cash and $250,000 in common shares based on the 20-day volume weighted average trading price on the TSX, at closing and at each six-month anniversary of closing, to acquire three properties in the Golden Triangle area (the "Coast Copper Transaction"). The properties total 8,724 hectares and are located on either side of Newcrest and Imperial Metals' Red Chris mine, approximately 20km southeast of the village of Iskut. One of the properties is subject to a 2% NSR royalty, which can be purchased for $2,000,000 within 120 days of commercial production.

As at September 30, 2022, the Coast Copper Transaction remained subject to satisfaction of usual and customary conditions to close. During the nine months ended September 30, 2022, the Company incurred transaction costs of $17,000 in relation to the Coast Copper Transaction. Subsequent to September 30, 2022, the Coast Copper Transaction closed, and the Company made the first of the six payments through cash payment of $250,000 and issuance of 39,936 common shares.

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip property (“Snip”) from Barrick. The optioned property consists of one mining lease, holding the former Snip gold mine and four mineral tenures located in the Golden Triangle of British Columbia.

On October 14, 2021, Hochschild Mining Holdings Limited (“Hochschild”) initiated its right to earn 60% of Snip. Pursuant to the option agreement, to exercise its option, Hochschild must incur expenditures of approximately $100 million during the option period. Should Hochschild successfully complete the earn-in, a joint venture would be established between Skeena and Hochschild.

Sofia Property, British Columbia, Canada

On June 1, 2022, Skeena acquired the Sofia property (“Sofia”) upon its acquisition of QuestEx (Note 6).

Sofia consists of a group of mining claims in the Liard Mining Division of northeast British Columbia. Sofia is subject to a 2% NSR royalty, of which 1% of the NSR royalty can be purchased for $2,000,000 within one year of commercial production.

Condensed Interim Consolidated Financial Statements | 13

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	EXPLORATION AND EVALUATION INTERESTS (continued)

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in an area of northwest British Columbia known as the Ice Mountain Lands, also known as the Spectrum property (“Spectrum”). On April 8, 2021, Skeena announced that a new conservancy to protect the environment and wildlife of Tahltan territory had been created covering Spectrum. Skeena returned its Spectrum mineral tenures, enabling the Tahltan Central Government, the Province of BC, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate in creating this conservancy.

Exploration and evaluation assets

	Eskay	KSP	Kingpin	Red Chris	Snip	Sofia	Total
Balance, December 31, 2020	$73,182	$—	$—	$—	$1,892	$—	$75,074
Adjust closure liability	787	—	—	—	(805)	—	(18)
Additions	475	—	—	—	—	—	475
Balance, December 31, 2021	$74,444	$—	$—	$—	$1,087	$—	$75,531
Adjust closure liability	(1,007)	—	—	—	(785)	—	(1,792)
Additions	18	—	—	17	—	—	35
Acquisition of QuestEx properties (Note 6)	—	7,872	3,936	—	—	1,312	13,120
Balance, September 30, 2022	$73,455	$7,872	$3,936	$17	$302	$1,312	$86,894

Exploration and evaluation expenses

Three months ended September 30, 2022	Eskay	Red Chris	Snip	Sofia	Total
Assay and analysis/storage	$1,510	$—	$—	$24	$1,534
Camp and safety	1,571	—	—	—	1,571
Claim renewals and permits	275	—	16	—	291
Community relations	—	—	—	7	7
Depreciation (Note 9)	328	—	—	—	328
Drilling	5,906	—	—	1,052	6,958
Electrical	6	—	—	—	6
Environmental studies	2,364	—	7	—	2,371
Equipment rental	183	—	—	4	187
Fieldwork, camp support	4,410	—	—	77	4,487
Fuel	851	—	—	142	993
Geology, geophysics, and geochemical	4,358	49	—	177	4,584
Helicopter	2,546	—	—	728	3,274
Metallurgy	250	—	—	—	250
METC and government sales tax recovery	(392)	—	—	—	(392)
Share-based payments (Note 10)	962	—	—	—	962
Transportation and logistics	1,050	—	—	524	1,574
Total for the period	$26,178	$49	$23	$2,735	$28,985

There were no exploration and evaluation expenses incurred on KSP or Kingpin during the three months ended September 30, 2022.

Condensed Interim Consolidated Financial Statements | 14

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Nine months ended September 30, 2022	Eskay	Red Chris	Snip	Sofia	Total
Accretion	$4	$—	$—	$—	$4
Assay and analysis/storage	2,870	—	239	24	3,133
Camp and safety	2,749	—	—	—	2,749
Claim renewals and permits	652	—	44	—	696
Community relations	—	—	—	7	7
Depreciation (Note 9)	1,115	—	—	—	1,115
Drilling	10,789	—	—	1,052	11,841
Electrical	396	—	—	—	396
Environmental studies	5,018	—	107	—	5,125
Equipment rental[1]	2,993	—	3	7	3,003
Fieldwork, camp support[1] (Note 9)	14,599	—	89	123	14,811
Fuel	2,350	—	—	148	2,498
Geology, geophysics, and geochemical	15,099	49	18	187	15,353
Helicopter	3,693	—	—	744	4,437
Metallurgy	377	—	—	—	377
METC and government sales tax recovery	(369)	—	—	—	(369)
Share-based payments (Note 10)	2,582	—	—	—	2,582
Transportation and logistics	3,660	—	1	525	4,186
Total for the period	$68,577	$49	$501	$2,817	$71,944

1	Certain Eskay expenses incurred in the first six months of 2022 which were previously reported as ‘Equipment rental’ expenses have been reclassified to ‘Fieldwork, camp support’ expenses in this table to more accurately reflect the nature of these expenses.

There were no exploration and evaluation expenses incurred on KSP or Kingpin during the nine months ended September 30, 2022.

Three months ended September 30, 2021	Eskay	Snip	Total
Accretion	$28	$—	$28
Assays and analysis/storage	799	58	857
Camp and safety	640	154	794
Claim renewals and permits	97	17	114
Community relations	21	—	21
Depreciation (Note 9)	524	—	524
Drilling	2,833	1,925	4,758
Electrical	276	279	555
Environmental studies	1,364	95	1,459
Equipment rental	1,009	129	1,138
Fieldwork, camp support	4,833	1,350	6,183
Fuel	448	270	718
Geology, geophysics, and geochemical	3,011	528	3,539
Helicopter	1,078	1,733	2,811
Metallurgy	196	—	196
METC and government sales tax recovery	(2,326)	—	(2,326)
Share-based payments (Note 10)	691	384	1,075
Transportation and logistics	1,529	318	1,847
Total for the period	$17,051	$7,240	$24,291

Condensed Interim Consolidated Financial Statements | 15

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Nine months ended September 30, 2021	Eskay	Snip	Total
Accretion	$63	$—	$63
Assays and analysis/storage	3,179	756	3,935
Camp and safety	4,976	556	5,532
Claim renewals and permits	345	58	403
Community relations	58	—	58
Depreciation (Note 9)	1,171	—	1,171
Drilling	5,575	6,235	11,810
Electrical	776	587	1,363
Environmental studies	3,466	676	4,142
Equipment rental	7,447	842	8,289
Fieldwork, camp support	11,502	4,172	15,674
Fuel	1,852	895	2,747
Geology, geophysics, and geochemical	7,901	1,556	9,457
Helicopter	2,098	3,524	5,622
Metallurgy	365	10	375
METC and government sales tax recovery	(3,166)	—	(3,166)
Share-based payments (Note 10)	1,318	660	1,978
Transportation and logistics	5,215	2,431	7,646
Total for the period	$54,141	$22,958	$77,099

8.	MARKETABLE SECURITIES

The following is a continuity schedule of the marketable securities:

	Cost	Fair Value
Balance, December 31, 2020	$832	$2,985
Acquired	3,415	3,415
Disposed	(364)	(1,256)
Realized gain	—	892
Unrealized loss	—	(944)
Balance, December 31, 2021	$3,883	$5,092
Derecognition of QuestEx shares held upon closing of QuestEx Transaction (Note 6)	(3,415)	(5,499)
Acquired upon closing of QuestEx Transaction (Note 6)	253	253
Unrealized gain	—	963
Balance, September 30, 2022	$721	$809

During the nine months ended September 30, 2022, gain on marketable securities of $963,000 (nine months ended September 30, 2021 – gain of $172,000) is comprised of realized gain on marketable securities of $nil (nine months ended September 30, 2021 – gain of $892,000) and unrealized gain on marketable securities of $963,000 (nine months ended September 30, 2021 – loss of $720,000).

Condensed Interim Consolidated Financial Statements | 16

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	CAPITAL ASSETS

					Right-of-Use
	Computer			Right-of-Use	Asset -
	Hardware		Buildings &	Asset–Office	Equipment	Leasehold
	& Software	Equipment	Structures	Lease	Leases	Improvements	Total
Cost
Balance, December 31, 2020	$193	$1,194	$8,587	$1,683	$2,522	$2,511	$16,690
Additions	—	1,017	4,045	93	—	286	5,441
Transfer on purchase	—	578	—	—	(578)	—	—
Disposals	—	(40)	—	—	—	—	(40)
Balance, December 31, 2021	$193	$2,749	$12,632	$1,776	$1,944	$2,797	$22,091
Additions	—	419	342	277	—	—	1,038
Transfer on purchase	—	—	4,466	—	(1,669)	(2,797)	—
Disposals	—	(545)	—	—	—	—	(545)
PST Rebate	—	(48)	(89)	—	—	—	(137)
Balance, September 30, 2022	$193	$2,575	$17,351	$2,053	$275	$—	$22,447
Accumulated depreciation
Balance, December 31, 2020	$132	$456	$—	$479	$238	$—	$1,305
Depreciation – G&A	20	7	—	280	13	—	320
Depreciation – E&E (Note 7)	—	289	512	—	400	494	1,695
Disposals	—	(4)	—	—	—	—	(4)
Balance, December 31, 2021	$152	$748	$512	$759	$651	$494	$3,316
Depreciation – G&A	9	4	—	192	10	—	215
Depreciation – E&E (Note 7)	—	287	647	—	89	92	1,115
Transfer on purchase	—	112	1,114	—	(640)	(586)	—
Disposals	—	(203)	—	—	—	—	(203)
Balance, September 30, 2022	$161	$948	$2,273	$951	$110	$—	$4,443
Carrying value
Balance, December 31, 2021	$41	$2,001	$12,120	$1,017	$1,293	$2,303	$18,775
Balance, September 30, 2022	$32	$1,627	$15,078	$1,102	$165	$—	$18,004

During the nine months ended September 30, 2022, the Company sold equipment with a carrying value of $342,000 for gross proceeds of $255,000, resulting in a loss of $87,000. The loss was recorded in fieldwork and camp support expense within exploration and evaluation expenses (Note 7).

10.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the nine months ended September 30, 2022 and 2021 is as follows:

	2022	2021
Director remuneration	$744	$176
Officer & key management remuneration[1]	$2,728	$1,121
Share-based payments	$4,920	$9,116
Professional fees[2]	$1	$—

1	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

Condensed Interim Consolidated Financial Statements | 17

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

10.	RELATED PARTY TRANSACTIONS (continued)

Key management compensation (continued)

2	During the nine months ended September 30, 2022, the Company incurred $1,000 (2021 - $nil) in fees for certain tax services to a professional services firm in which a director is a partner. The transaction occurred in the normal course of operations and has been recorded at the consideration established and agreed to by the related parties.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the nine months ended September 30, 2022 and 2021. During the nine months ended September 30, 2022, share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense amount to $1,090,000 and $3,830,000, respectively (2021 – $850,000 and $8,266,000, respectively).

Recoveries

During the nine months ended September 30, 2022, the Company recovered salaries of $8,000 (2021 – $13,000) from a company with a common officer as a result of billing for services provided. The salary recoveries were recorded in administrative salaries expense.

Receivables

Included in receivables at September 30, 2022 is $3,000 (December 31, 2021 – $5,000) due from companies with common directors or officers, in relation to salary and other recoveries.

11.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance, December 31, 2020	$1,335
Creation of flow-through share premium liability on issuance of flow-through shares	23,968
Settlement of flow-through share premium liability pursuant to qualified expenditures	(12,890)
Balance, December 31, 2021	$12,413
Assumption of flow-through share premium liability upon acquisition of QuestEx (Note 6)	909
Settlement of flow-through share premium liability pursuant to qualified expenditures	(13,070)
Balance, September 30, 2022	$252

Issued during the year ended December 31, 2021: As a result of the issuance of flow-through shares during the year ended December 31, 2021, the Company had a commitment to incur $74,460,000 in qualifying Canadian exploration expenses (“CEE”) on or before December 31, 2022. As of December 31, 2021, the remaining commitment was $35,804,000 and during the nine months ended September 30, 2022, $35,445,000 of this commitment was satisfied, with $359,000 remaining.

Acquired from QuestEx: As a result of the acquisition of QuestEx on June 1, 2022 (Note 6), the Company assumed QuestEx’s commitment to incur $3,279,000 in qualifying CEE on or before December 31, 2022. During the nine months ended September 30, 2022, $2,818,000 of this commitment was satisfied, with $461,000 remaining.

Condensed Interim Consolidated Financial Statements | 18

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

11.	FLOW-THROUGH SHARE PREMIUM LIABILITY (continued)

There were no flow-through shares issued during the nine months ended September 30, 2022.

12.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements and bought deal offerings

Transactions during the nine months ended September 30, 2022

On September 23, 2022, the Company closed a bought deal public offering, whereby gross proceeds of $34,500,000 were raised by the issuance of 5,702,479 common shares at a price of $6.05 per common share (the “September 2022 Offering”). In connection with the bought deal public offering, the Company incurred $2,633,000 in share issue costs.

Transactions during the nine months ended September 30, 2021

On March 8, 2021, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $12,771,000 were raised by the issuance of 709,497 flow-through shares at a price of $18.00 per flow-through share.

On March 31, 2021, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $4,500,000 were raised by the issuance of 250,000 flow-through shares at a price of $18.00 per flow-through share.

On April 12, 2021, the Company closed the third tranche of a non-brokered private placement offering, whereby gross proceeds of $4,282,000 were raised by the issuance of 237,901 flow-through shares at a price of $18.00 per flow-through share.

On May 17, 2021, the Company closed a bought deal public offering, whereby gross proceeds of $57,500,000 were raised by the issuance of 4,637,097 common shares at a price of $12.40 per common share.

On August 27, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $5,000,000 were raised by the issuance of 285,268 flow-through shares at a price of $17.53 per flow-through share.

On September 17, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $7,000,000 were raised by the issuance of 346,364 British Columbia super-flow-through shares and National flow-through shares at a price of $20.21 per flow-through share.

Condensed Interim Consolidated Financial Statements | 19

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.	CAPITAL STOCK AND RESERVES (continued)

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

•	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
•	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
•	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
•	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

On July 19, 2021, Milestones 2 and 3 set forth within the agreement were met, resulting in the conversion of 199,642 Rights into 199,642 common shares of the Company valued at $2,500,000.

Share-based payments

Transactions during the nine months ended September 30, 2022

On April 21, 2022, the Company granted 103,264 stock options to various directors, officers, employees and consultants of the Company. The options have a term of 5 years, expiring on April 21, 2027. All of the options vest over a 36-month period, with 34% of the options vesting after 12 months, 33% vesting after 24 months, and 33% vesting after 36 months. Each option allows the holder thereof to purchase one common share of the Company at a price of $13.00 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $675,000.

On April 21, 2022, the Company granted 291,285 Restricted Share Units (“RSUs”) to various directors, officers, employees and consultants of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,787,000. The RSUs will vest on April 21, 2024.

On April 21, 2022, the Company granted 230,769 RSUs to an officer of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,000,000. The RSUs will vest over a 24-month period, with one third of the RSUs vesting on each of April 21, 2023, October 21, 2023, and April 21, 2024.

On June 1, 2022, the Company issued 1,058,597 common shares valued at $9,178,000 to the shareholders of QuestEx pursuant to the QuestEx Transaction. The Company also issued 23,956 common shares valued at $350,000 to a third party relating to transaction costs associated with the QuestEx Transaction (Note 6).

On June 1, 2022, the Company issued 77,158 Replacement Options to the holders of QuestEx options pursuant to the QuestEx Transaction. The Replacement Options have expiry dates between June 6, 2022 and December 21, 2026. All of the Replacement Options vested immediately. Each Replacement Option allows the holder thereof to purchase one common share of the Company at a price between $1.36 to $53.13 per common share. The Replacement Options were valued using the Black-Scholes option pricing model and had a fair value of $267,000 (Note 6).

Condensed Interim Consolidated Financial Statements | 20

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Transactions during the nine months ended September 30, 2022 (continued)

On June 1, 2022, the Company issued 150,691 Replacement Warrants to the holders of QuestEx warrants pursuant to the QuestEx Transaction. The Replacement Warrants have expiry dates between August 20, 2022 and April 15, 2023. All of the Replacement Warrants vested immediately. Each Replacement Warrant allows the holder thereof to purchase one common share of the Company at a price between $2.72 to $23.16 per common share. The Replacement Warrants were valued using the Black-Scholes option pricing model and had a fair value of $61,000 (Note 6).

On August 3, 2022, the Company granted 50,000 stock options to an employee of the Company. The options have a term of 5 years, expiring on August 3, 2027. The options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Each option allows the holder thereof to purchase one common share of the Company at a price of $7.08 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $178,000.

On August 3, 2022, the Company granted 50,000 RSUs to an employee of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $354,000. The RSUs will vest on August 3, 2024.

On August 3, 2022, the Company conditionally granted stock options and RSUs to officers and employees of the Company ("Performance-Linked Options" and "Performance-Linked RSUs", respectively). The number of Performance-Linked Options and Performance-Linked RSUs to be issued would vary depending on the results of the Eskay Creek Feasibility Study and meeting certain ESG-linked minimum award threshold criteria (the "Award Thresholds"). During the nine months ended September 30, 2022, the Company granted 246,042 Performance-Linked Options and 870,988 Performance-Linked RSUs. The Performance-Linked Options have a term of 5 years from the achievement of the Award Thresholds, expiring on September 15, 2027. All of the Performance-Linked Options vest over a 36-month period, with one third of the Performance-Linked Options vesting on the first, second and third anniversaries of the achievement of the Award Thresholds. Each Performance-Linked Option allows the holder thereof to purchase one common share of the Company at a price of $7.08 per common share. The Performance-Linked Options were valued using the Black-Scholes option pricing model and had a fair value of $877,000.

The Performance-Linked RSUs were valued using the share price on the grant date and had a fair value of $6,167,000. The Performance-Linked RSUs will vest on the second anniversary of the achievement of the Award Thresholds. Certain Performance-Linked RSUs granted to a non-resident officer will vest on the first anniversary of the achievement of the Award Thresholds, with the payment to the holder pursuant to the RSU Plan being due on the second anniversary of the achievement of the Award Thresholds.

During the nine months ended September 30, 2022, the Company also conditionally granted 299,948 Performance-Linked RSUs to officers of the Company, the number of which to be issued would vary depending on the Award Thresholds. These Performance-Linked RSUs were valued using the share price on the closing of the September 2022 Offering and had a fair value of $1,833,000. These Performance-Linked RSUs will vest on the second anniversary of the achievement of the Award Thresholds. Certain Performance-Linked RSUs granted to a non-resident officer will vest on the first anniversary of the achievement of the Award Thresholds, with the payment to the holder pursuant to the RSU Plan being due on the second anniversary of the achievement of the Award Thresholds.

Condensed Interim Consolidated Financial Statements | 21

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Transactions during the nine months ended September 30, 2021

On June 25, 2021, the Company granted 2,592,322 stock options to various directors, officers and employees of the Company. The options have a term of 5 years, expiring on June 25, 2026. All of the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Options granted to US citizens employed or acting as directors of the Company vested immediately. Each option allows the holder thereof to purchase one common share of the Company at a price of $13.58 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $17,964,000.

Share purchase warrant and stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

	Warrants		Stock Options
	2022	2021	2022	2021
Expected life (years)	0.3	—	3.4	3.1
Annualized volatility	35%	—	67%	78%
Dividend rate	0.00%	—	0.00%	0.00%
Risk-free interest rate	2.74%	—	2.92%	0.65%

Share purchase warrant, RSUs and stock option transactions are summarized as follows:

	Warrants		RSUs	Stock Options
		Weighted			Weighted
		Average			Average
	Number	Exercise Price	Number	Number	Exercise Price
Outstanding, December 31, 2020	2,812,500	$10.80	48,074	5,274,972	$5.16
Granted	—	$—	8,000	2,616,222	$13.57
Exercised	—	$—	—	(2,448,237)	$3.39
Cancelled	—	$—	—	(167,833)	$4.53
Outstanding, December 31, 2021	2,812,500	$10.80	56,074	5,275,124	$10.18
Granted	—	$—	1,742,990	399,306	$8.61
Replacement Warrants (Note 6)	150,691	$14.19	—	—	$—
Replacement Options (Note 6)	—	$—	—	77,158	$9.87
Exercised	(2,812,500)	$10.80	(48,074)	(459,919)	$5.27
Cancelled	(137,868)	$14.88	(3,096)	(67,115)	$11.91
Outstanding, September 30, 2022	12,823	$6.77	1,747,894	5,224,554	$10.46
Exercisable, September 30, 2022	12,823	$6.77	—	3,378,615	$9.72

The weighted average share price at the date of exercise of the stock options was $15.44 during the nine months ended September 30, 2022 (2021 – $13.56). The weighted average share price at the date of exercise of the warrants was $15.78 during the nine months ended September 30, 2022 (2021 – no exercise of warrants).

Condensed Interim Consolidated Financial Statements | 22

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

The weighted average remaining contractual life of the stock options at September 30, 2022 is 3.01 years (December 31, 2021 – 3.95 years). The weighted average contractual life of the warrants at September 30, 2022 is 0.50 years (December 31, 2021 – 0.75 years).

As at September 30, 2022, stock options and share purchase warrants outstanding were as follows:

		Exercise
	Number	Price	Expiry Date
Stock options	67,500	$3.08	January 15, 2023
	10,000	$1.64	April 15, 2024
	77,025	$1.80	August 7, 2024
	12,936	$14.99	September 5, 2024
	345,420	$4.16	January 17, 2025
	1,137	$6.81	April 1, 2025
	567,084	$4.48	May 8, 2025
	50,000	$11.72	July 27, 2025
	15,643	$9.54	September 28, 2025
	1,088,126	$10.08	November 27, 2025
	21,282	$8.45	April 15, 2026
	2,540,073	$13.58	June 25, 2026
	3,670	$4.09	September 15, 2026
	23,900	$12.52	October 4, 2026
	5,504	$1.36	December 21, 2026
	99,212	$13.00	April 21, 2027
	50,000	$7.08	August 3, 2027
	246,042	$7.08	September 15, 2027
	5,224,554	$10.46

Warrants	12,713	$6.81	March 31, 2023
	110	$2.72	April 15, 2023
	12,823	$6.77

As at September 30, 2022, RSUs outstanding were as follows:

	Number	Vesting Date
RSUs	76,923	April 21, 2023
	238,930	September 15, 2023
	8,000	October 4, 2023
	76,923	October 21, 2023
	365,112	April 21, 2024
	50,000	August 3, 2024
	932,006	September 15, 2024
1,747,894

Condensed Interim Consolidated Financial Statements | 23

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the nine months ended September 30, 2022 and 2021 that were not presented elsewhere in the condensed interim consolidated financial statements are as follows:

	2022	2021
Capital asset additions included in accounts payable and accrued liabilities	$298	$287
Share issue costs in accounts payable and accrued liabilities	$552	$—

During the nine months ended September 30, 2022 and 2021, the Company did not make any payments towards interest or income taxes.

14.	COMMITMENT AND CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat Exploration Ltd. and its related parties have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA in April of 2016. After a prolonged period of inactivity, in March 2021, the Company applied to have one of these claims dismissed. The application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, however these matters are not expected to have a material effect on the financial statements of the Company.

On August 27, 2021, an individual holding a mineral claim on the lands that underlie Skeena’s Albino Lake Storage Facility applied to the Chief Gold Commissioner for a determination as to the ownership of the “minerals” in the materials deposited in the Albino Lake Storage Facility by the previous operators of the Eskay Creek Mine. The materials in question consist of tailings and minerals, containing sulphides and certain deleterious elements from the Eskay Creek Mine and are managed by Skeena under a Lands Act surface lease, and authorizations under the Mines Act and Environmental Management Act. Notwithstanding Skeena’s ongoing environmental obligations in respect of these materials, on February 7, 2022, the Chief Gold Commissioner handed down a decision, determining that the individual, Richard Mills, owns all the materials in the Albino Lake Storage Facility. On March 7, 2022, the Company filed an appeal against the Chief Gold Commissioner’s decision to the Supreme Court of British Columbia (the "Court") in accordance with the appeal provisions in the BC Mineral Tenure Act. The Court has heard the  Company's appeal and the Company is awaiting the Court's decision. The outcome of this matter is not determinable at this time. Notably, the contents of the Albino Lake Storage Facility were not included in the Company's Eskay Creek Prefeasibility Study or Feasibility Study. As a result, the outcome of this matter is not expected to have a material effect on the financial statements of the Company.

During the period ended September 30, 2022, the Company leased an office space beginning on October 1, 2022 until February 27, 2027. While the office space was made available immediately, no payments are required under the lease agreement until June 1, 2024. Lease payments are expected to total approximately $500,000 in 2024, $890,000 in 2025, $890,000 in 2026 and $150,000 in 2027.

Condensed Interim Consolidated Financial Statements | 24

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

15.	SUBSEQUENT EVENTS

On October 28, 2022, the Company acquired a mineral claim in the Golden Triangle area, near Eskay, from Tudor Gold Corp. for share consideration of 231,404 common shares and cash consideration of $1,400,000. The cash consideration is payable on the sixth month anniversary of the closing date.

On October 28, 2022, the Company acquired 6,352,898 units of Goldstorm Metals Corp. ("Goldstorm") at $0.26 per unit for $1,652,000. Each unit is comprised of one Goldstorm common share and one Goldstorm warrant, with each Goldstorm warrant entitling the Company to acquire one additional Goldstorm common share at $0.60 per share until October 28, 2024. The Company also has an anti-dilution right to maintain its ownership interest in Goldstorm.

Condensed Interim Consolidated Financial Statements | 25